McCormick Capital Management, Inc.



November 20, 2007					[GRPHIC OMITTED]


IS IT A TRICK OR A TREAT?

Dear Shareholders,

I know Halloween was three weeks ago but on Wall Street there seems to be a lingering effect that has investors spooked. Mortgage defaults have now taken center stage in the financial press and the problem has become so acute that at some financial institutions, CEO heads have rolled. I find it a bit ironic that the likes of Merrill Lynch (they're not alone) who put themselves out as a firm wanting to manage your money can't manage their own. After writing off billions in speculative investments as worthless, their CEO was forced to resign.

As we continue to be bombarded by negative news, it is my job to step aside from the doom and gloom and determine if this housing mess, and the related stock market decline, is an opportunity or the beginning of a much more significant decline. First let me give you the bad news. We are only up 2% for the year which is down significantly from the highs achieved this spring, and up slightly from the S&P 500 index at plus 1%. It is disappointing, but not the end of the world.

One of my ex-employers and mentors always told me that "money has no home." It will flow where it is treated best and able to achieve the best rate of return. As I write this letter, stock valuations are compelling. That does not mean that the stock market can't continue to decline on day to day news. However, we do have the advantage of knowing that the valuation levels we are at today are the lowest in 15 years.

Our calculations show the stock market to be 20% undervalued. What makes that number compelling is that the alternative investments have expected returns that are significantly less. The return on bonds may be between four and five percent. The return on real estate could possibly be negative. Therefore, stocks look attractive in absolute sense and relative to other investments.

Bond Fund/ Interest Rates

The bond market continues to be a mine field of negative surprises which are the direct result of mortgage defaults. We have some minor investments that are exposed to problems in the mortgage market and have detracted from our returns. Up 3.7% for the year is a little disappointing but not disastrous. This compares to the Lehman Index at 4.5%.

Annual Report

In addition to the annual report which accompanies this letter, I have copied an article from the November 12th issue of Forbes. For those of us looking at the social security question of "when should I take mine," this article may give you something to think about.


Warm Regards,					NAV Value as of 11/19/07:

/s/ Dick McCormick				Elite Income Fund - $9.81
						Growth & Income Fund - $17.39
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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